Exhibit (a)(20)
Final Transcript
Conference Call Transcript
GENZ — Q3 2010 Genzyme Corporation Earnings Conference Call
Event Date/Time: Oct 20, 2010 / 03:00PM GMT
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Final Transcript
Oct 20, 2010 / 03:00PM GMT, GENZ — Q3 2010 Genzyme Corporation Earnings Conference Call

Patrick Flanigan
Genzyme Corporation — VP- IR
Henri Termeer
Genzyme Corporation — Chairman, CEO
Mike Wyzga
Genzyme Corporation — CFO
Scott Canute
Genzyme Corporation — President- Manufacturing Operations
Mike Vasconcelles
Genzyme Corporation — Head Clinical Unit for Oncology
John Butler
Genzyme Corporation — President- Personalized Genetic Health
Pam Williamson
Genzyme Corporation — Head Global Regulatory Affairs
David Meeker
Genzyme Corporation — COO
CONFERENCE CALL PARTICIPANTS
Eun Yang
Jefferies & Co. — Analyst
Michael Yee
RBC Capital Markets — Analyst
Jim Birchenough
Barclays Capital — Analyst
Josh Schwimmer
Leerink Swann & Company — Analyst
Geoff Porges
Sanford Bernstein — Analyst
Geoff Meacham
JPMorgan — Analyst
Robyn Karnauskas
Deutsche Bank — Analyst
Unidentified Participant
Analyst
Rachel McMinn
BofA Merrill Lynch — Analyst
Ian Somaiya
Piper Jaffray & Co. — Analyst
Philip Nadeau
Cowen and Company — Analyst
Mike Schoenebaum
ISI Group — Analyst
Jon Stephenson
Summer Street Research Partners — Analyst
PRESENTATION

Final Transcript
Oct 20, 2010 / 03:00PM GMT, GENZ — Q3 2010 Genzyme Corporation Earnings Conference Call

Operator
Welcome to the Genzyme Corporation’s third quarter financial results conference call. All participants will be in a listen-only mode until the question-and-answer session. (Operator Instructions) Also, this call is being recorded. If you have any objections, you may disconnect at this time.
I would now like to turn the call over to Mr. Patrick Flanigan, Vice President of Investor Relations. Sir, you may begin.
Patrick Flanigan — Genzyme Corporation — VP- IR
Thanks, Dori and welcome, everyone to Genzyme Corporation’s third quarter earnings conference call. I know many of you are interested in discussing Sanofi’s pending tender offer. However, the purpose of today’s call is to focus on our Q3 operating and financial results in addition to Q4 guidance. We will be hosting an event in New York City this Friday to discuss our thoughts on the tender offer with the investment community. We ask that you wait to ask your questions regarding this topic until that time. Space is limited to this event, so please RSVP with a member of the Genzyme Investor Relations team as soon as possible.
Finally, during today’s call we will be making forward-looking statements including those regarding our fourth quarter guidance, our Cerezyme and Fabrazyme supply and allocation plans, our manufacturing operations, our shareholder value creation plan, our product development plans and timetables including alemtuzumab for MS and our assessment of it’s future profitabilities of business. These statements are subject to risks and uncertainties that may cause actual results to differ from those forecasted. Please refer to the risk factors section of our June 30 10-Q on file with the SEC for more information on these risks. These statements speak only as of today’s date and we undertake no duty to update or revise them. I will now hand the call over to Genzyme’s Chairman and CEO, Henri Termeer.
Henri Termeer — Genzyme Corporation — Chairman, CEO
Patrick, thank you so much, and thank you, everybody participating this morning. I did lose my voice for unknown reasons, so I will be short and hand over to Mike Wyzga, our CFO, will give the financial details. With me is also David Meeker, our Chief Operating Officer, Scott Canute, our President of Manufacturing Operations, and he will make some update comments about where we are in the recovery of our manufacturing operations. John Butler, our President of Personalized Genetic Health PGH, he will make some comments with regards to the recovery in the marketplace for Gaucher disease, Pompe disease and others and the introduction of Lumizyme in the United States. We’ll also make some comments through Mike, Dr. Mike Vasconcelles, whose the Head of the clinical unit for Oncology, on the putting in perspective the Clolar trial that was announced also I believe early this morning, the classic (inaudible) trial for AML for Clolar.
So quarter three was a quarter that really described the beginning of our financial recovery as a result of starting, restarting the supply of Cerezyme in the marketplace in the United States in particular. And we expect this to continue throughout the world in quarter four, and as a result, we’ve been able to increase how we think about quarter four and Cerezyme for the first time in more normalized terms. We would expect that during this quarter almost all patients that are still on Cerezyme around the world will be on full dose. And we’re projecting a revenue number for the fourth quarter of $235 million to $245 million.
The other important driver of growth in the quarter was Lumizyme. We got approval very late in the second quarter. As you remember, we started introduction during the quarter. By mid quarter we stopped the ATAP Program and we are extremely happy indeed how that progressed during the quarter. Revenues went for $4.5 million to its combination of Myozyme for the classical infantile babies. And Lumizyme for $4.5 million in quarter two went to $19.1 million in quarter three and we are projecting for quarter four to reach $30 million, making it now a material product in our portfolio. To cover Fabrazyme we’ll start this quarter. We expect it to double shipments during the quarter, and we’re expecting revenues between $70 million and $75 million.
Quarter four then is becoming, as we have often guided throughout the year, the first and more normal quarter since the manufacturing interruption started in the third quarter of 2009. And through a combination of the improved revenues and the implementation of the (inaudible) improvement program that we also spoke about at prior calls, we now expect very significant change, a more normalized position around the earnings per share. And long cap projections are 40— $0.90 to $0.95 for the first quarter. And that then becomes the base for how we think about 2011. And we will talk more about that as we start our (inaudible) road show later this week. So let me now ask Mike to lead us through the financial details and then after Mike, Scott Canute will talk about our manufacturing update.

Final Transcript
Oct 20, 2010 / 03:00PM GMT, GENZ — Q3 2010 Genzyme Corporation Earnings Conference Call

Mike Wyzga — Genzyme Corporation — CFO
Thank you very much, Henri. As Henri mentioned in his opening remarks, this is an interesting quarter for Genzyme as it sort of marked the a clear turning point for the corporation. We made significant progress on our manufacturing operations on our way to resupplying the market. We also took a number of steps beyond the manufacturing operations. As you recall earlier this year we talked about a number of initiatives to increase shareholder value. One of those things was the strategic alternatives of some of our noncore businesses. As part of this we recently announced the asset purchase agreement with LabCorp to acquire Genzyme Genetics for $925 million in cash. The remaining business’ divestitures remain on track and on target for our completion by the end of the year.
Our financial results for this period also reflect the full quarter impact of our stock repurchase program. Under this program we repurchased approximately 15.7 million shares at an average price of about $63.90. Now this represents the first half of our announced $2 billion stock repurchase program.
And finally we continue to make progress on our operational efficiency program. Henri touched on it, it’s called a value improvement program, or VIP. The first steps of this multi-year program are now underway.
Our third quarter GAAP earnings per share were $0.26. Our GAAP to nonGAAP (inaudible) reflects the impact of our stock compensation expense, purchase accounting associated with the transaction with Bio, the restructuring costs and discontinued operations. The pretax expenses associated with stock options were $41 million. The pretax acquisition costs associated with the deal with Bayer were $5 million. And finally, we recorded $3 million associated with severance to nonGAAP to nonGAAP earnings.
Our third quarter nonGAAP earnings per diluted share was $0.42, and this is in line with our overall nonGAAP EPS guidance that we gave earlier this year of $0.40 to $0.50. It’s also a substantial increase in our Q3 of last year where we came in at $0.26, again on a nonGAAP basis.
Let me turn over to— let me turn on to our quarterly results and then say a few words about the guidance. For Q3 of last year, our top line increased by 8% to approximately $1 billion. The revenue increase, as Henri mentioned, is predominately driven by Cerezyme which we increased almost doubled our $180 million. And patients in the US began returning to normal dosing levels in September. Fabrazyme revenue was $34 million, and that was impacted predominantly by the supply constraints. We started the process of doubling the current allocations of Fabrazyme here in the United States, and we expect to roll this out globally in the fourth quarter.
Myozyme revenue came in at $106 million. And that’s an increase of $20 million year-to-year. That was following the US Lumizyme approval here in the United States and the transition of the ATAP patients to commercial therapy throughout the third quarter. We’ll see the full quarter impact of this in the upcoming quarters. Revenue in the renal and endocrinology area increased 4% to $270 million. Renagel and Renvela revenue came in at $178— $179 million, excuse me. Hectorol revenue came in at $49 million and Thyrogen increased to $42 million. Biosurgery revenue increased to $157 million, or 8%. Synvisc revenue on a year-to-year basis increased by 14%. The Synvisc third quarter revenue reflects some seasonal pattern that we have seen historically in this product.
The hema/oncology area increased to $167 million, or 17% over last year. This increase is driven largely by Mozobil, which increased to $24 million, almost double that of last year. Now the overall revenue was impacted by foreign exchange which was negative decreasing our revenue by approximately $16 million on a year-to-year basis.
Our nonGAAP gross margin for the first quarter was — excuse me, for the third quarter was $706 million, or 70.5% of revenue. On a year-to-year basis the gross margin as a percentage of revenue was impacted by both product mix and product margins. The margins in both Cerezyme and Fabrazyme reflect some of the incremental costs associated with our quality investments and operating on the consent decree. As we start to get higher capacity those will dissipate.
The margin will also reflect the impact of approximately $8 million of remediation costs associated with our facility in England. This facility has now restarted and we don’t expect to see these costs again. And finally the gross margin increased approximately $6 million of manufacturing-related discrete costs associated with various inventory write-offs.
Our operating expenses continue to be lower than our initial 2010 estimates. That really reflects the increased focus that we have on sustainable operational efficiency. And on a year-to-year basis it should be noted that our revenue increased by about 8% while our operating expenses actually decreased as both the dollar amount as well as the percentage of revenue.

Final Transcript
Oct 20, 2010 / 03:00PM GMT, GENZ — Q3 2010 Genzyme Corporation Earnings Conference Call

Compared to Q3 of last year, our nonGAAP R&D expense decreased to $193 million. And as I pointed out, as a percentage of revenue, our R&D decreased from 22% last year to about 19% this year.
Our nonGAAP SG&A expenses came in at $313 million compared to Q3 of last year, that’s an increase of about $12 million. But as a percentage of revenue again we saw a decrease as our SG&A decreased from 33% last year to approximately 31% this year. Our amortization decreased to $6 million year-to-year. That’s largely due to the increased revenue projection of Fludara. Our nonGAAP tax rate was 21%. That’s fairly consistent with last year.
Our basic weighted average shares decreased to 255 million shares, and that reflects the stock repurchase of approximately 15. 7 million shares offset by about four million options that were exercised during the quarter. Our cash position is $1.2 billion. Our capital expenditures for the quarter were about $167 million, and those were focused mostly on our manufacturing operations.
Turning to our guidance for 2010, we’ve tightened our guidance range from— to $0.90 to $0.95 for the fourth quarter. The expected increase per share from Q3 to Q4 is broken out on a step chart that we attached to our earnings. But it’s really driven by four major factors. The first is a return of normal dosing for Cerezyme on a worldwide basis. Remember, Q3 reflects only the US patients returning to normal dosing. Q4 will reflect the first quarter where we get to really the full dosing on a global basis.
The second is a doubling of the allocations of Fabrazyme globally. Again, in the third quarter the allocation doubling was limited to the United States. In Q4 we’ll start to capture the full increase of that increased allocation worldwide. The third factor is the impact of the full quarter of Lumizyme patients on commercial product, as well as additional patient accruals that we expect during the quarter. And then lastly, we expect to continue to capture the impact of the expense reductions associated with our Company-wide initiative to improve both efficiency and effect of our spending. We’ll discuss all of these in more detail on our investor event on Friday as well as talk about what it all means for 2011. So with that let me turn it back to Henri.
Henri Termeer — Genzyme Corporation — Chairman, CEO
So before we go to Q&A, let me ask Scott to make some comments on the manufacturing.
Scott Canute — Genzyme Corporation — President- Manufacturing Operations
Certainly. Thanks, Henri. I’d like to briefly provide an update on a number of important aspects of our strategy across global manufacturing.
In Allston Landing, all six bioreactors continue to be operational and running well. Since restart we’ve successfully completed 12 Cerezyme and ten Fabrazyme runs. Cerezyme productivity continues to run at or above historical trend. For Fabrazyme we’ve now completed five runs with a new working cell bank and have seen approximately a 30% to 40% improvement in productivity. Our most recent run was the highest productivity we’ve seen since Q4 of 2008. We’re continuing to work on the optimization of critical process parameters that we believe should lead to even further productivity improvement. Our project to move all of our fill-finish operations out of Allston is progressing well.
We previously transferred all of our Cerezyme 400 unit filling to our Waterford plant as well as Myozyme 160 liter. We have now completed nine validation runs for Thyrogen and Fabrazyme at Hospira to date. These lots have run well. We’ve release our first Thyrogen lot to the market from Hospira and our first Fabrazyme lot release is imminent. The remaining lots are currently under batch review. We remain on track for US product exit out of Allston by November 2010 and for all other markets by August of 2011.
Outside of Allston, the time line for our major capacity addition programs are all holding firm as well. Our new cell culture (inaudible) suite in Framingham continues to progress very well. Engineering runs began on schedule in September. We’re currently more than halfway through our first run and everything is going extremely well. It’s important to note that we’ll begin building Fabrazyme inventory when we begin the validation lots in Q1. This material will be available upon facility approval which remains on track for end of year 2011. Our additional capacity plan for both Waterford and Belgium also remain on track.
While we’re clearly returning to a more normalized production situation, I do want to be clear that we are working with minimal inventories of Cerezyme and Fabrazyme while we complete these capacity addition projects and we strive to improve operations at our Allston manufacturing facilities. Therefore, our ability to supply these drugs can be impacted by manufacturing issues until we’re able to build inventory after Framingham comes on line. Henri?

Final Transcript
Oct 20, 2010 / 03:00PM GMT, GENZ — Q3 2010 Genzyme Corporation Earnings Conference Call

Henri Termeer — Genzyme Corporation — Chairman, CEO
Okay thank you very much, Scott. So with some comments on the Clolar clinical trial results, Mike before we go to Q&A.
Mike Vasconcelles — Genzyme Corporation — Head Clinical Unit for Oncology
Thank you, Henri. We welcome the opportunity to share with you this morning the top line study results for CLASSIC 1. This phase 3 randomized double-blind placebo controlled trial compared Clolar in combination with Cytarabine to Cytarabine plus placebo in patients 55 years of age or older with relapsed refractory acute myeloid leukemia, or AML. Relapsed AML, meaning AML that recurs after an initial response to treatment, is a challenging disease. Refractory AML, in other words AML that has not responded to prior therapy, is an even greater challenge. The only curative therapy in both scenarios is hematopoietic stem cell transplantation. No chemotherapy agent or regimen has demonstrated a survival advantage over any other, and thus no single standard of care exists.
Single agent Cytarabine is among the existing treatment choices and served as a standard comparator arm in CLASSIC 1. As with newly diagnosed patients with AML, the primary goal of treatment in relapsed or refractory disease is to induce a clinical remission, meaning that no residual leukemia is present in the blood or bone marrow and for full blood counts have normalized or nearly so.
Clinical remissions in this disease are important for two reasons. First, with normalization of blood counts, the risk of infection, anemia and bleeding are markedly reduced. This allows patients time away from the hospital to be with family and friends, a meaningful clinical outcome for patients with a fatal disease. Second, the outcomes for patients undergoing stem cell transplant are improved if they enter the transplant procedure in a clinical remission. Where as historically only clinical remission was relevant for older adults like those enrolled in CLASSIC 1, remission as a bridge to transplant is now becoming increasingly important since advances in transplantation are extending this treatment option to more and more older patients.
So in an effort to improve these outcomes, the CLASSIC 1 study was designed in order to enroll patients 55 years of age or older with relapsed or refractory AML. The study assumptions provided 90% statistical power to detect a 50% improvement in overall survival, the primary study endpoint. Pre-specified secondary efficacy endpoints were included in the trial design in order to capture the full clinical impact of the study treatments. Specifically, complete remission or CR, overall remission, or OR, and overall and four-month event-free survival, or EFS and four-month EFS respectively were assessed.
Event free survival has particular clinical meaning because this composite endpoint comprises remission, remission durability, in other words, how long the remission lasts, and survival while in remission for the entire study population. In other words, EFS captures the importance of durable remission and survival in remission in a clinically meaningful manner.
We enrolled 326 patients across North America and Europe in CLASSIC 1. Preliminary review of the patient demographics show that the two treatment arms were well balanced for the pre-specified strata based upon each patient’s response to their first treatment regimen administered prior to study entry. Although the study did not show a difference between the arms in the primary endpoint of overall survival, the combination arm of Clolar plus Cytarabine demonstrated statistical significance across all four of the pre-specified secondary efficacy endpoints reviewed above. In other words, complete remission, overall remission, event free survival and four-month EFS compared to the Cytarabine plus placebo arm.
Of particular note, the overall remission rate of 47% in the Clolar combination arm was double that of the Cytarabine plus placebo arm. And the composite endpoint of EFS demonstrated a 37% improvement in the Clolar combination compared to Cytarabine alone. A preliminary review of the adverse events revealed no new safety signals for Clolar.
These clinical trial data reaffirm our commitment.to Clolar and AML. Though we would have welcomed the doubling of the overall remission rate and the improvement in EFS in the Clolar combination arm translating into an overall survival benefit for the entire patient population. Regardless we anticipate that these data will be meaningful to physicians and patients as they face difficult treatment decisions for this disease.
We look forward to presenting these data at relevant upcoming scientific meetings and discussing these results in their totality with regulatory authorities. As additional randomized clinical trial data become available, anticipated as early as next year, such as the United Kingdom’s National Cancer Research Institute’s AML 16 trial in newly diagnosed AML patients over 60 years of age, we look forward to sharing those results with you as well and discussing their place within the spectrum of regulatory and clinical utility for Clolar in AML.

Final Transcript
Oct 20, 2010 / 03:00PM GMT, GENZ — Q3 2010 Genzyme Corporation Earnings Conference Call

Henri Termeer — Genzyme Corporation — Chairman, CEO
Thank you very much, Mike. I did go out of order here a little bit so let me ask John Butler to give us an update on the PGH business.
John Butler — Genzyme Corporation — President- Personalized Genetic Health
Thanks, Henri. Q3 was an important quarter for the PGH business as it really marked the beginning of our recovery for both Fabrazyme and Cerezyme. For Cerezyme in September in the US we began shipping two doses for all patients, with patients now moving to a dose every two weeks in October, in other words, normal dosing. In July we opened up a list in the US for physicians to make us aware of patients who wanted to start Cerezyme therapy. Few patients joined the list before we started shipping in September at our increased quantities. We now have 50 patients who’ve requested to start Cerezyme therapy including restart patients, naive patients and ten patients who are looking to switch back to Cerezyme from alternative therapies. Now this is of course early data and we don’t have a reason for switching back to Cerezyme for all patients, but for most it’s the patient’s choice to return to Cerezyme from a competing therapy.
We started the same process to return all Cerezyme patients to normal dosing worldwide, and we expect to have this completed for all patients by the end of this quarter. Patient numbers now are harder to estimate, but we believe approximately 4,700 patients are on Cerezyme treatment today, or about 85% of the patients treated worldwide.
Turning to Fabrazyme, in the market we’ve begun to communicate the availability of significantly more Fabrazyme supply in Q4 worldwide allowing current patients to significantly increase their dose. In the US, in September and October, patients doubled the dose from the previous two months and we still anticipate we’ll have supply for these patients globally to return to their normal dose in the first half 2011. As we see increased volumes from Allston in 2011 and anticipation of the approval of the Framingham plant in late 2011, we’re working to be prepared to move patients back to Fabrazyme from competitive therapies and begin to treat the many Fabra patients looking to start treatment with enzyme.
Now as mentioned before Q3 marked the first full quarter of revenues for Lumizyme in the US. And our first focus was on transitioning the 196 ATAP patients to commercial therapy while working under our first REMS program, and we’re very pleased with the progress. The ATAP program officially closed on August 20, so no patients remain on that program. Now we expect that we’ll have 185 of these patients on commercial therapy with the balance moving to charitable treatment, not seeking treatment or unfortunately one patient who passed away. Today we have 179 of these ATAP patients on commercial product and are working through the final six patients insurance issues. Additionally we’ve added a significant number of naive patients to Lumizyme therapy as well.
So for ease of reporting, we had about 100 commercial patients on Myozyme prior to the approval of Lumizyme. We currently have over 320 patients on Myozyme or Lumizyme therapy in the US. And of course, those Lumizyme patients are heavier adult patients. Our current priority is to continue to identify Pompe patients in the US and build our pipeline.
On the development side, the three phase 3 trials for (inaudible) continue to enroll patient. The enrollment in [Oncore], the switching trial has been slowed by the Cerezyme shortage though we’ve made adjustments to the protocol and now are starting to see an increase in screening and enrollment. And in Q3 we also reported our final phase 3 studies for mipomersen. We now have four positive phase 3 studies and we’re working towards our NDA and MAA filings in the first half of 2011, and we’re working towards meeting with the FDA to discuss our proposed indication for our first filing in homozygous FH and severe heterozygous F H. Henri?
Henri Termeer — Genzyme Corporation — Chairman, CEO
Thank you, John. Operator now we can turn to Q&A.
QUESTION AND ANSWER
Operator
Thank you. (Operator Instructions) Our first question comes from Eun Yang with Jefferies.
Eun Yang — Jefferies & Co. — Analyst

Final Transcript
Oct 20, 2010 / 03:00PM GMT, GENZ — Q3 2010 Genzyme Corporation Earnings Conference Call

Thank you. Your guidance for Cerezyme in the fourth quarter, the quarterly run rate is still about 20% below the levels that you saw prior to manufacturing issues. So can you comment on what percentage of the difference is coming from due to competition versus a yet to be fully recalled the Cerezyme supply?
Henri Termeer — Genzyme Corporation — Chairman, CEO
John?
John Butler — Genzyme Corporation — President- Personalized Genetic Health
Yes, Henri, thanks for the question. Yes, to a significant extent it is the competitive entry of VPRIV into the market. I mean Shire has talked about something on the order of 850 patients who have moved onto VPRIV and that is— directionally sounds correct. Additionally, of course we’ve moved patients onto eliglustat clinical trials et cetera. And that I think is the main reasons for the difference in the run rate from before.
Eun Yang — Jefferies & Co. — Analyst
Thank you.
Operator
Our next question comes from Michael Yee with RBC Capital Markets.
Michael Yee — RBC Capital Markets — Analyst
Hey great, thanks for the question. Question on the update at Waterford and Hospira. You said that there were lots that were coming off, I guess the question is do you expect FDA to come in and have to inspect there? And what actually is your definition of meeting the deadline? Is there actually stuff that has to be signed off, and is that an announceable event in November? Thanks.
Henri Termeer — Genzyme Corporation — Chairman, CEO
Scott?
Scott Canute — Genzyme Corporation — President- Manufacturing Operations
Sure. Yes, things continue to progress very well at Hospira. And as I said, we’ve released one Thyrogen lot to the market and then we have a Fabrazyme lot that’ll be released very imminently, most likely in this week time frame.
Technically the only thing we need to do to be able to meet the consent decree commitment is to write a letter to the FDA indicating that we have exited manufacture of Allston for the US market and are now exclusively at Hospira. We really don’t have to do anything else other than we want— we have some more data we want to look at. There’s a thorough review that occurred actually this week in McPherson, Kansas at the Hospira plant with both Genzyme as well as Hospira personnel to ensure that we continue to like what we see, are there any improvements we need to make. But we’re really in a pretty strong position right now just to write that letter prior to the commitment towards the end of November.
Henri Termeer — Genzyme Corporation — Chairman, CEO
Pam to you want to make an additional comment?
Pam Williamson — Genzyme Corporation — Head Global Regulatory Affairs

Final Transcript
Oct 20, 2010 / 03:00PM GMT, GENZ — Q3 2010 Genzyme Corporation Earnings Conference Call

Just the portion of the question with respect to potential inspections, both of those sites have actually been inspected by the major health authorities in the recent past. And while the FDA may choose to go in and inspect again, there’s no reason to expect that that in any way would interfere with our ability to proceed as Scott has just described.
Henri Termeer — Genzyme Corporation — Chairman, CEO
Pam Williamson is our Head of Global Regulatory Affairs. Next question.
Operator
Thank you. Our next question comes from Jim Birchenough with Barclays.
Jim Birchenough — Barclays Capital — Analyst
Yes, hi guys. Just wondering of the 4,700 patients on Cerezyme right now, just wondering if you could maybe detail your exposure to Brazil and Israel? There’s been some talk about taliglucerase’s contracting with Brazil, and I think Israel is supposed to make a decision at some point on a national basis. So just wondering if could you let us know what your exposure to those two countries are? Thanks.
Henri Termeer — Genzyme Corporation — Chairman, CEO
John?
John Butler — Genzyme Corporation — President- Personalized Genetic Health
Yes, Henri. So we haven’t broken out country specific patients numbers. It’s true that Pfizer did sign a contract in Brazil for taliglucerase though the product isn’t registered there. We continue to ship and sell Cerezyme in Brazil as well as Israel. Again taliglucerase hasn’t been approved anywhere in the world yet and obviously that’s factored into our thinking around this marketplace.
Jim Birchenough — Barclays Capital — Analyst
So any ballpark of what we should think about? Is it 200 patients in Brazil and 500 in Israel? Just trying to get some sense of this.
David Meeker — Genzyme Corporation — COO
No, this is David Meeker. Maybe— I guess what’s public and what they announced is they had that one order which was purchased. That was purchased at a time when we were unable to supply and so perhaps understandable, though as John highlighted, it was unusual in the sense that they purchased a product that was not available or had been approved anywhere else in the world. So I think the next steps there, whether they purchase again and the like, I think all that remains to be seen. We now are in a position, as John highlighted, to completely resupply the Brazil market, and so those discussions are ongoing.
Israel, although there’s a very high concentration of Gaucher patients in Israel is a very small fraction of our overall global market. And I think the patients who are on competitive therapy are actually disproportionately on (inaudible) in that market and are part of the 850 number that John referenced. So I don’t think we can give you a better calibration in terms of the risk there but I think taliglucerase at this point in time remains a small potential impact factor in terms of the overall picture.
Jim Birchenough — Barclays Capital — Analyst
Thanks, guys.

Final Transcript
Oct 20, 2010 / 03:00PM GMT, GENZ — Q3 2010 Genzyme Corporation Earnings Conference Call

Operator
Our next question comes from Josh Schwimmer with Leerink Swann.
Josh Schwimmer — Leerink Swann & Company — Analyst
Hi, thanks for taking the questions. I guess first wondering what’s going on with Lumizyme patient adds in Europe? It seemed like it was maybe slowing a little bit last quarter, have you seen a pickup this quarter? And also if you can help me understand for the Cerezyme inventory, why is it so light when you’ve really spent most of the year trying to build up inventory aside from the interruption in Allston for the power issue, I guess I’m confused with all that how net/net you’re still tracking very light on inventory for Cerezyme and that’s going have disruptions on supply potentially? Thanks very much.
Henri Termeer — Genzyme Corporation — Chairman, CEO
So do you want to go first, Scott?
Scott Canute — Genzyme Corporation — President- Manufacturing Operations
Yes, let me talk about Cerezyme, just inventory in general. A couple of things going on there. Clearly as you indicated, when we had the WFA issue associated with the power outage back in the spring of this year, really, there was some material clearly that we lost. And as a result of that, not significant amount, but certainly some of it, but we also, it caused an impedance or a slowdown in our overall production. And because the cycle times associated with Cerezyme in particular are quite long, we are running our profusion reactors for 100-day plus in some cases, and for that material to actually cycle through it takes us awhile to recover from incidents like that.
And so it’s just a matter of getting ourselves back up into a routine pace of operation. And the cycle times are, in fact, long due to the nature of these biologic processes that we’ve run. As I said, we’re running very well right now. We’ve run very consistently and very well since we had that outage in the March/April time frame, and that’s why we’re in a position to be able to resupply the market as John indicated earlier.
Henri Termeer — Genzyme Corporation — Chairman, CEO
John, the other question?
John Butler — Genzyme Corporation — President- Personalized Genetic Health
I was just going to restate it again just to reinforce, so the key factor both for Cerezyme and Fabrazyme, as we’ve highlighted many times, is as we’ve increased our ability to supply we’ve basically made, shipped and distributed that in the marketplace. So the change over time as we’ve been able to return, as we are now, to normal supply but we have not yet reached the point where we can build inventory. So that’s, again, this next step. The current—
Josh Schwimmer — Leerink Swann & Company — Analyst
So why are you comfortable now operating on minimal inventory where as at the beginning of the year you chose to ship at 50% in order to build inventory? What’s the difference between now and then that you’re now comfortable with the low inventory?
John Butler — Genzyme Corporation — President- Personalized Genetic Health
Just to be clear, that decision we made earlier in the year and part of this I think is semantics. So we shipped at a lower level to create a small amount of inventory which was basically a logistics inventory, allowed us to keep two weeks plus in the channel and smooth out some of the delivery issues. But that was not building an amount of inventory that allowed us to mitigate against a larger manufacturing disruption. So we’re at a position now where we’re working with that logistical buffer. But—

Final Transcript
Oct 20, 2010 / 03:00PM GMT, GENZ — Q3 2010 Genzyme Corporation Earnings Conference Call

Henri Termeer — Genzyme Corporation — Chairman, CEO
So this is the same. We’re working on the same basis as this logistical inventory that David mentioned, that we instituted during the first quarter, because we found we couldn’t work with no such inventory, just logistically impossible. But this is not an inventory that really backs up. We want to have six to nine months of inventory in the system to really feel much more comfortable, and that’s something that Scott’s talking about for that we need not only to resupply the market but to resupply the market and produce 50% more for a period of time in order to get there. And Framingham— so we may create some inventory during next year because the yields are very good and run very well. But we really need the additional capacity of the Framingham plant to give us the space to set up true safety inventory. John?
John Butler — Genzyme Corporation — President— Personalized Genetic Health
Yes, the other question was on European Myozyme patients, and we actually do continue to build the pipeline in Europe for Myozyme actually very consistently. What you have in the third quarter though you do have some adherence issues in the summer, some missed doses. Obviously any missed dose with a product like this has a significant impact on revenue. And you have seen some patient deaths as well. The more severe patients who started, so the netting is not as much as you saw earlier in the launch cycle. But as we look at continuing to do wide screening initiatives, et cetera, across Europe, they continue to yield really significant results. So we do continue to see that pipeline build in Europe. And we’re undergoing those same kind of screening efforts in the US with the MDA clinics to build that — a more robust pipeline in the US as well.
Josh Schwimmer — Leerink Swann & Company — Analyst
Got it. Thanks very much.
Operator
Our next question comes from Geoff Porges with Bernstein.
Geoff Porges — Sanford Bernstein — Analyst
Thanks very much for taking the question. I’m sorry to push on this issue of the ramp-up, but again, on Fabrazyme, Scott could you give me a sense of first is the run rate that you’re now forecasting in guidance for Q4 likely to be the run rate throughout 2011, or do you anticipate that’ll you get above that run rate with further improvements in the productivity of the second working cell bank? And then could you give us a sense of what the capacity is going to be of Framingham when you get that facility on line, presumably in 2012? How much of a step-up will that be? Thanks.
Scott Canute — Genzyme Corporation — President— Manufacturing Operations
Sure. The— in terms of productivity, two points. I mean we clearly will run the plant at a more aggressive rate than we do— use in our overall planning. So, for example, I said we have this range right now what we’re seeing 30%, 40% range, we’ve seen a recent run. That would be closer to a 50% improvement in productivity from the previous working cell bank. And so we do think there’s some upside that we continue to try and optimize going forward. We do not build that into our planning model so the financial guidance as well as the supply guidance, that John has talked about is built on the lower end of that range. Right, and as we demonstrate it and become more comfortable with it, then of course we will build that into our ongoing commitments. But right now we’re planning on the conservative side, but driving the plant to be able to deliver more on the upside piece of it. And I think that’s prudent approach.
In terms of Framingham, the capacity that we have, we’ll immediately, well upon release approval of the product, and remember we’re building inventory when we start validation lots in Q1 of next year. And under current assumptions we’ll have approximately two to three months of inventory that will immediately be available upon approval of that product of Fabrazyme, which will immediately be available for sale in the markets that approve the site. And the first approval will most likely be the US at this point. We will have two bioreactors, and then we’ve got the existing two bioreactors that we currently have in Allston that we can choose to keep on Fabrazyme for as long as we need and/or switch to Cerezyme.

Final Transcript
Oct 20, 2010 / 03:00PM GMT, GENZ — Q3 2010 Genzyme Corporation Earnings Conference Call

And so we’re in a much, much stronger position, increasing our overall capacity. And we have a lot more degrees of freedom and flexibility in order to optimize it depending on what the demand of both products are, quite honestly. So we’ll be, I wouldn’t say in a comfortable position, but certainly in a much more comfortable position when Framingham comes on line. And it will allow us to build the inventory levels for both products that we clearly desire as both David and Henri have said, in the basically six to nine months inventory as quickly as we possibly can. And that’ll be clearly a very, very good place to be.
Geoff Porges — Sanford Bernstein — Analyst
Thanks very much.
Operator
Our next question comes from Geoff Meacham with JPMorgan.
Geoff Meacham — JPMorgan — Analyst
Hey, guys, thanks for taking the question. Manufacturing question for you on the Waterford’s facility. So how much of the new fill-finish capacity will be there versus Hospira? And then the follow up to that would be, what would you expect the increase in fill-finish capacity at Waterford to be and does that have any FDA consequence?
Scott Canute — Genzyme Corporation — President— Manufacturing Operations
Sure. In Waterford, I mean the current capacity we have, we’ve got one filling line and two freeze dryers. We’re adding an additional filling line and two more freeze dryers. Freeze dryers are the bottlenecks, so we’re basically going from one to four, really up there, so it’s a significant increase in our overall capacity. When Waterford fully approves in all markets, we would have capacity to make all of our products really there, without actually using Hospira. So it’s very important for us in terms of our redundancy, in terms of our overall drug product manufacturing strategy where we want cross registrations.
What we will do though is we’ll keep Hospira on line because we want to make sure that we’ve got two approved sources both for Cerezyme, for Fabrazyme and for Thyrogen. We’ll cross-register the products and keep both in play at least in terms of minimal levels so that we have practice that we can maintain and validate for the products if, in fact, we would need to — we would have an issue at one facility or the other.
Over a longer period of time I would suspect that we will see a greater proportion of our overall production in the Waterford facility. But right now, it’s— we want to make sure that we’ve got both facilities in play and we’re very comfortable with the quality of the product made as well as the operational capability in both cases.
Geoff Meacham — JPMorgan — Analyst
Got you. And just a quick follow up. So you mentioned that you — or you’ve already had one Thyrogen lot released and you expect Fabrazyme lot to be released pretty soon. When would you expect Cerezyme lots to release from Waterford and/or Hospira that— and is that an indicator again of FDA comfort?
Scott Canute — Genzyme Corporation — President— Manufacturing Operations
Yes, the— Cerezyme, we transferred Cerezyme, the 400-unit Cerezyme, which is 80% of the demand, to Waterford immediately because it was already approved last — basically December of last year. So that material has been released, it continues to be released, and that’s our soul really Cerezyme supply right now. Right now we’ve not run Cerezyme at Hospira because the focus is on Fabrazyme and Thyrogen getting those [lights]. We will go back in and validate Cerezyme once we’re up and running on those two products. Again, as a backup, redundant source for Waterford.

Final Transcript
Oct 20, 2010 / 03:00PM GMT, GENZ — Q3 2010 Genzyme Corporation Earnings Conference Call

Geoff Meacham — JPMorgan — Analyst
Got you. Okay, thanks a lot.
Operator
Our next question comes from Robyn Karnauskas with Deutsche Bank.
Robyn Karnauskas — Deutsche Bank — Analyst
Hi, guys, thanks for taking my question. So just to complete the color around fill-finish, can you give us an update on the fill-finish timelines on sales of products for the EU? And if I remember the deadline is August next year, do you think you can make it? And lastly, if you can’t, can you remind of us the penalty?
Henri Termeer — Genzyme Corporation — Chairman, CEO
Scott?
Scott Canute — Genzyme Corporation — President- Manufacturing Operations
The— I mean currently we’re still — we’re currently on track because we’ve been able to run these validation lots, we’ve been able to start the process of generating the data we need for regulatory submissions around the world. The current expectation and consent decrees that we would be— would exit Allston completely for all markets outside the US by August 31 of 2011. We currently feel that we’re on track for that at this point. Pam, you want to comment some more on that?
Pam Williamson — Genzyme Corporation — Head Global Regulatory Affairs
Sure this is Pam Williamson. So as Scott described, what we’re looking at here is making sure that we gather all of the needed data from the PV lots and to enable a discussion with the major health authorities, and we continue to be on track for the August 2011 date. As you can imagine many of the other countries in the world also build their approvals off of the approvals in the United States and in Europe. So that will be an important milestone for us, and we are on track to meet that.
Henri Termeer — Genzyme Corporation — Chairman, CEO
And in terms of the penalty, there’s a great incentive of course for us to make sure that we are there on a timely basis. If we were to use the facility beyond August of next year, then there would be an 18.5% royalty payment to the government. We have no intent to be in that position at that time.
Robyn Karnauskas — Deutsche Bank — Analyst
That’s helpful. Now (inaudible) did you have question?
Unidentified Participant Analyst
Hey, guys, thanks for taking the question. I was just wondering how close you are to a deal on diagnostics and if you can remind me of the margins on that business?
Henri Termeer — Genzyme Corporation — Chairman, CEO

Final Transcript
Oct 20, 2010 / 03:00PM GMT, GENZ — Q3 2010 Genzyme Corporation Earnings Conference Call

[Dee] we would expect us, as the press release says, to finalize the, post the genetics deal and the diagnostic deal towards the end of the year. And the margins are — Michael do you have—
Mike Vasconcelles — Genzyme Corporation — Head Clinical Unit for Oncology
They’re in the 40% range.
Henri Termeer — Genzyme Corporation — Chairman, CEO
In the 40% range.
Unidentified Participant Analyst
Thanks, Henri.
Robyn Karnauskas — Deutsche Bank — Analyst
Great, thanks for taking the questions.
Operator
Our next question comes from Rachel McMinn of Bank of America Merrill Lynch.
Rachel McMinn — BofA Merrill Lynch — Analyst
Yes just a couple of quick financial questions. I’m just trying to understand your 4Q $0.90 to $0.95 EPS guidance a little bit better. Should we I guess infer from your guidance of $0.05 in expense cuts is that basically like $19 million, $20 million or so in OpEx? And I guess what share count are you using? And is — I guess the last piece of this is the $28 million development or tender, is that going to be in 4Q, or is that something that just gets spread out over 2011? Thanks.
Henri Termeer — Genzyme Corporation — Chairman, CEO
Okay let me answer the [Brazilian] tender, that is for the next 12 months. So each quarter we will get $0.01, one-fourth of that, so about $7 million. And we (inaudible) this was not part of the third quarter, we had no shipments in third quarter, right? We had to actually to wait the tender for two months waiting, so there was an impact in the third quarter that was negative in the third quarter. And there is an upside that we will have in the fourth quarter and beyond fourth quarter. And then, Mike, on the financial question?
Mike Wyzga — Genzyme Corporation — CFO
Yes, the other two questions, it’s approximately $20 million of VAT savings, operating expense in the third quarter too, going to the fourth quarter. And I believe your last question was around the share count. We assume the same basic and diluted shares for the fourth quarter. In other words, we didn’t, we didn’t envision the stock repurchase, second tranche of stock repurchase until we actually get the money toward the sale of divestitures, which will probably occur before the end of the year, which would mean we’d initiate it in the January timeframe.
Rachel McMinn — BofA Merrill Lynch — Analyst
And just as quick follow up, on the second tranche, is it still the Company’s plan, given the change in stock price, to go and enact and buy that second $1 billion back?

Final Transcript
Oct 20, 2010 / 03:00PM GMT, GENZ — Q3 2010 Genzyme Corporation Earnings Conference Call

Henri Termeer — Genzyme Corporation — Chairman, CEO
Currently, it’s still the plan, but of course, we have a discipline that says we’re looking for the best possible return for these investments. We look at it in a very disciplined way. And when that decision starts to be made towards the end of the year, we will go through process to confirm. But currently we have not changed our plans.
Rachel McMinn — BofA Merrill Lynch — Analyst
Great, thanks very much.
Operator
Our next question comes from Ian Somaiya with Piper Jaffray.
Ian Somaiya — Piper Jaffray & Co. — Analyst
Thanks for taking my question, I had a couple. The first for Mike, can you just walk us through the headcount reductions that you have seen with the asset sale as well as it being a potential additional headcount reduction with the remaining assets that you’ve spoken to before? And what, if any, additional measures are you taking internally to potentially streamline operations?
Henri Termeer — Genzyme Corporation — Chairman, CEO
The— this is Henri speaking. The businesses we are divesting, you talk about a headcount?
Ian Somaiya — Piper Jaffray & Co. — Analyst
Headcounts.
Henri Termeer — Genzyme Corporation — Chairman, CEO
It’s 1900 people equivalent for the genetics business, about 600 for the diagnostic product business and about 100 for the pharmaceutical intermediate manufacturing operation in Switzerland. So it’s about 2600 people.
Ian Somaiya — Piper Jaffray & Co. — Analyst
Is there a way to put a dollar cost to those employees?
Henri Termeer — Genzyme Corporation — Chairman, CEO
No, I think that if you want to get into the detail of the impact of both those actions at that level, maybe we should give Mike a call offline.
Ian Somaiya — Piper Jaffray & Co. — Analyst
Okay. Okay and just one last question. Just as you think about divesting some of these assets, I was wondering if there was ever a consideration to potentially divest Aldurazyme? I mean obviously there’s been a lot of market talk related to BioMarin’s interest in re-acquiring that asset. It would potentially enable you to maybe focus more on the transplant side. Just curious when or if would you consider that sale?
Henri Termeer — Genzyme Corporation — Chairman, CEO

Final Transcript
Oct 20, 2010 / 03:00PM GMT, GENZ — Q3 2010 Genzyme Corporation Earnings Conference Call

It’s very unlikely. Aldurazyme is a product that fits very, very closely into the PGH business. It is a product like Cerezyme, it’s a product like Fabrazyme, it’s a product like Myozyme, it’s a product like Elaprase, it’s another MPS disease product that we have a collaboration on this Shire. So we are very happy with the collaboration with BioMarin, have been for many many years. It’s very strongly integrated into how we think about our future and our business, so it’s extremely unlikely that we would ever divest of something that’s so the middle of our core.
Ian Somaiya — Piper Jaffray & Co. — Analyst
Okay, thank you.
Operator
Our next question comes from Philip Nadeau with Cowen and Company.
Philip Nadeau — Cowen and Company — Analyst
Good morning, thanks for taking my questions. I apologize, I’m going to go back to Fabrazyme because I’m still a bit confused. My impression of the situation is that you were shipping at a 30% allocation through the summer. You were able to double that in the late summer/early fall so that would get you to about a 60% allocation. And based on your manufacturing comments, it sounds like maybe you can get some incremental improvements over the next several months, perhaps not. But yet you’re guiding to fully supply in the global market during the first half 2011. So I guess how do you get from just over a 50% allocation to fully supplying the market without dramatic process improvements?
Henri Termeer — Genzyme Corporation — Chairman, CEO
Yes, we were supplying at 30% in the US late in the quarter, third quarter. We increased that, we started to double it. Because of lots of leases, we weren’t able to do it on a global basis. We will do it on a global basis in the fourth quarter, which leads to us the $70 million, $75 million forecast for the first quarter.
Then going into next year, we are continuously producing, as Scott was describing, and the way that the leases and the production planning and the assumptions are, we will continue to see improvements going into next year so that sometime during the fourth quarter, first half rather of next year, we would expect to reach a level where we can fully supply the marketplace. And today we will give our guidance for next year, you will see what that guidance is, part of our guidance for the year will include specific guidance of Fabrazyme for next year. But it does include an assumption that’s based off of the current experience in manufacturing that allows us to deliver at a much higher level next year. So, John, do you want to add to that?
John Butler — Genzyme Corporation — President- Personalized Genetic Health
It also, Henri, is built off the current patient numbers who are serving with Fabrazyme. We have lost patients from the beginning of the supply issue. So it’s based on a lower demand number as well.
David Meeker — Genzyme Corporation — COO
So we’ll be able to fully supply, this is David, we’ll be able to fully supply the existing market essentially with these modest improvements. And as Henri said, the expected improvements in manufacturing, where Scott has described, as those build in that will allow us to increasingly look at resupplying the full marketplace, either the existing patients on competitive therapies who may or may not want to come back, but also an expanding group of patients who are not on any therapy today, and clearly they’ll need some options. So all of that, we’ll be able to give greater guidance as we get closer to that moment.
Philip Nadeau — Cowen and Company — Analyst

Final Transcript
Oct 20, 2010 / 03:00PM GMT, GENZ — Q3 2010 Genzyme Corporation Earnings Conference Call

And maybe just to make it clear for me, can you give us some estimation of where you are today in supplying the current demand? Are you— it sounds like you’re not at 60%. (Inaudible) maybe you’re at 75% or 80% set?
Henri Termeer — Genzyme Corporation — Chairman, CEO
For this quarter we are at about two-thirds for the quarter four. We will be at — that’s the assumption that we are describing when we say $70 million to $75 million.
Philip Nadeau — Cowen and Company — Analyst
Okay. That’s helpful. Thank you.
Operator
Our next question comes from Mark Schoenebaum with ISI Group.
Mike Schoenebaum — ISI Group — Analyst
Hey, guys, thanks for taking the question, I’ll make it— Hi, how are you, I’ll make it brief. Maybe I missed it. I heard you give out the patient numbers on Cerezyme, and that was super helpful, but I didn’t hear patient numbers on Fabrazyme?
Henri Termeer — Genzyme Corporation — Chairman, CEO
Yes, Fabrazyme is a little more complex a picture, and maybe John you can add to that.
John Butler — Genzyme Corporation — President- Personalized Genetic Health
We do have a current estimate. We have about 1,750 patients worldwide today on Fabrazyme.
Mike Schoenebaum — ISI Group — Analyst
And how does that—?
John Butler — Genzyme Corporation — President- Personalized Genetic Health
It’s very much a moving target. There were about 2,100 patients on prior to the supply issues, and most of those —
Scott Canute — Genzyme Corporation — President- Manufacturing Operations
Well 2,700. I think the key thing, Mark, what’s challenging with the Fabrazyme number even more so than Cerezyme is that that number that we are treating actually decreased with—particularly in Europe where there was a heavy emphasis on ensuring that the most severe patients could access a full dose of 1 milligram. So the number which was initially larger, and there was an active collaborative effort to move as many patients as possible to competitive therapies to ensure that our supply could go to the more severe patients at the full dose. So again when you look at total patients treated, I would say to a large extent that number reflects closer to full dose for Fabrazyme.
Mike Schoenebaum — ISI Group — Analyst
Okay, so 1,750 now versus 2,100 roughly prior to supply—

Final Transcript
Oct 20, 2010 / 03:00PM GMT, GENZ — Q3 2010 Genzyme Corporation Earnings Conference Call

Scott Canute — Genzyme Corporation — President- Manufacturing Operations
2,700.
Mike Schoenebaum — ISI Group — Analyst
2,700?
Scott Canute — Genzyme Corporation — President- Manufacturing Operations
Yes, my mistake.
Mike Schoenebaum — ISI Group — Analyst
2,700, so you’ve lost about 950. Okay, that’s super. I appreciate it, guys. Take care.
Operator
Our final question today comes from Jon Stephenson with Summer Street Research.
Jon Stephenson — Summer Street Research Partners — Analyst
Great, thanks. I just wanted to ask a question regards to long-term gross margins on the genetics side. I mean you guys obviously kind of laid out some— the groundwork for duplicating your fill-finish capacity for some of these products. I would assume you’re going to have increased process and controls at some of these plants even after the consent decree is resolved. So maybe if you can kind of give us a little bit of clarity in terms of what impact that might have on the long-term gross margins in that business coming out of the consent decree?
Henri Termeer — Genzyme Corporation — Chairman, CEO
Yes, we are not disclosing the precise gross margin on any one of our specific businesses. But you can glean from the financial reporting quite a bit. But, Scott, make a comment on the efficiency and the productivity impacts that you would expect as you move forward.
Scott Canute — Genzyme Corporation — President- Manufacturing Operations
Yes, I mean clearly and I’ve been through this before, so I’ve got some experience with it. I mean there’s no question you make additional investments when you’re going through like some things like this. I mean obviously in terms of the quality remediation, the consent decree impact, as well as it’s obviously critical that we get to product supply capabilities restored as quickly and as completely as we can, and so you’ll certainly error on the side, very much, of effectiveness over efficiency. But as you improve our systems, you get a well run site, you be able to get more volume through the site. It’s made at a higher quality and everything just starts to run. And so we might see a short-term blip. I think we probably will see a short-term blip in terms of incremental costs.
But over a period of time, and you can define time in the two and three-year time period, we will see a more efficient operation out of it at the end of the day. I have absolutely no question about it whatsoever. So all things being equal, I would expect to see actually an improvement in gross margins just because of the efficiency of the operation. Now a lot of things play into that clearly. Overall demand, capacity utilization, et cetera, et cetera. So you can’t necessarily draw a straight line from that into what we’ll see. But because of the investments we’re making we will see a more efficient operation. I have no doubt about that whatsoever.
Jon Stephenson — Summer Street Research Partners — Analyst

Final Transcript
Oct 20, 2010 / 03:00PM GMT, GENZ — Q3 2010 Genzyme Corporation Earnings Conference Call

And just one quick follow up and then I’m done. Obviously you’ve got a lot of CapEx to complete the Framingham facility. When you look out beyond the Framingham facility, how much does the CapEx really come down or is that — I mean in terms of long run CapEx assumptions?
Scott Canute — Genzyme Corporation — President- Manufacturing Operations
Yes, I mean most of the capital from Framingham is effectively spent at this point. We really just have what we’re going to capitalize in terms of the engineering validation lots at this point. I mean clearly we’re making some additional investments for— actually for Myozyme, and Belgium would be the biggest single investment we have. Most of our capacity additions are really winding down in the startup phase. So Framingham, Waterford, we added a third reactor to Belgium, and we’re in the process of adding a couple of additional reactors to Belgium, we’re in that design phase right now, and we’ll move forward shortly. So that’s the biggest chunk. So in general, you will see our capital expenditures begin to decrease as time goes on.
Jon Stephenson — Summer Street Research Partners — Analyst
Okay, thanks.
Henri Termeer — Genzyme Corporation — Chairman, CEO
Thank you. I believe that was the last question, so thank you all very, very much participating. We will have a lot of interaction with many of you I hope in the coming weeks as we travel around particularly the meeting that Patrick was alluded to in New York on Friday where we can talk more about our expectations for next year. So we look forward to that. And if any questions were outstanding that didn’t get answered, make sure to connect with us today. Thank you very much. We’ll look forward to seeing you later this month.
Operator
Thank you for joining today’s conference. That does conclude the call at this time. All participants may disconnect.
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